UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

STAR STRUCK, LTD.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

847660107000

(CUSIP Number)

Peter Nisselson, Star Struck, Ltd.

8 F.J. Clarke Circle, Bethel, CT. 06801, (203) 778-4925

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/13/03

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 847660107000

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Peter Nisselson

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 839,352 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 839,352

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person IN

Page 2 of 5 Pages

Item 1.	Security and Issuer

Common Shares, $1.00 par value per share, of Star Struck, Ltd., which has its principal executive offices at 8 F.J. Clarke Circle, Bethel, CT. 06801.

Item 2.	Identity and Background

(a)     Peter Nisselson.

(b)     8 F.J. Clarke Circle, Bethel, CT. 06801.

(c)     Chairman of the Board, Director and Secretary of Star Struck, Ltd.

(d)-(e)     Mr. Nisselson has not during the last five years been convicted of a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)     U.S. citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

On March 13, 2003, Mr. Nisselson acquired 30,000 shares for an aggregate purchase price of $18,000. All funds for such purchases were obtained from personal funds of Mr. Nisselson.

Item 4.	Purpose of Transaction

The purpose of the transactions is to increase the number of shares owned by Mr. Nisselson and held for investment purposes.

Mr. Nisselson may from time to time purchase additional shares in the public market.

Item 5.	Interest in Securities of the Issuer

(a)     839,352 shares, constituting 41.4%.

(b)     Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.

Page 3 of 5 Pages

(c)     On March 13, 2003, Mr. Nisselson made the following purchases:

Date of Transaction	Number of Shares	Price per share($)

3/13/03	30,000.65

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 7, 2000, Mr. Nisselson purchased from the Company the Company’s $666,000 10% Promissory Note dated August 7, 2000 due on August 31, 2003, together with a Common Stock Purchase Warrant to purchase up to 333,000 shares of the Company’s Common Stock at an exercise price of $2 per share, expiring July 31, 2005. Contemporaneously, Kenneth Karlan and Marilyn Karlan (Mr. Karlan’s mother) also purchased from the Company additional 10% Promissory Notes and Common Stock Purchase Warrants. In connection with these purchases, the Company entered into a Registration Rights Agreement dated August 7, 2000, with Mr. Nisselson Mr. Karlan and Mrs. Karlan granting them the right to cause the Company to register with the Securities and Exchange Commission shares of the Company’s Common Stock issuable upon the exercise of such Common Stock Purchase Warrants. On January 14, 2002, in consideration of personal guarantees by Mr. Nisselson and Mr. Karlan of $200,000 of indebtedness of The Company.s subsidiary, Star Struck, Inc., the exercise price was reduced to $1.50 per share. In March 2003, Mr. Nisselson and Mr. Karlan proposed to the Company that the exercise price be reduced further to $1 per share in consideration of an extension of the due date of the 10% Promissory Notes to August 31, 2004.

Mr. Nisselson has no other currently effective contract arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, loans, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

None.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 16, 2003

/s/     PETER NISSELSON

———————————————

Peter Nisselson

Page 5 of 5 Pages